



SEC MAIL PROCESSING
RECEIVED
OCT 13 2015
WASH, D.C.
201
SECTION

Suppl



15008464

File No. 83-1
Regulation IA
Rule 3

October 13, 2015

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated October 13, 2015 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated October 13, 2015.

Sincerely yours,

John Scott
General Counsel

Enclosures